
June 22, 2012

Kenneth J. Kay
Chief Financial Officer
Las Vegas Sands Corp.
3355 Las Vegas Boulevard South
Las Vegas, Nevada 89109

      Re: Las Vegas Sands Corp.
             Form 10-K
             Filed February 29, 2012
             File No. 001-32373

Dear Mr. Kay:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Hotel Revenue Measurements, page 40

1. Please confirm to us that ADR reflects the average daily rate actually paid for occupied rooms and thus excludes complimentary rooms.

Financial Statements

Consolidated Statements of Cash Flows, page 69

2. Please disclose a breakdown of your capital expenditures between amounts paid to develop new projects and redevelopment activities.

Notes to Consolidated Financial Statements

Note 1 – Organization and Business of Company

Development Projects, page 71

3. Please provide us with an update on the status of your delayed projects, particularly the project located on parcels 7 and 8 of the Cotai Strip properties and the Las Vegas Condo Tower project. Given the continued construction delays, explain to us how you determined the projects were not impaired as of December 31, 2011.

Capitalized Interest and Internal Costs, page 76

4. We note your disclosure that you cease capitalization of interest on suspended construction projects when construction has been delayed for more than a brief period. Please clarify for us how you define "a brief period" in this context. In your response, tell us whether you currently have any delayed construction projects for which you continue to capitalize interest and the amount of interest capitalized during the current period and since the onset of the construction delays.

Note 13 – Mall Sales

The Shoppes at The Palazzo, page 99

5. Please provide us with a more detailed description of the terms of your settlement with GGP regarding the sale of The Shoppes at The Palazzo. In your response, please include a more detailed discussion of how you are accounting for the transaction with reference to the accounting literature relied upon to reach your conclusions.

Note 16 – Employee Benefit Plans, page 106

6. We note your disclosure that the company is self-insured for health care and workers compensation benefits for its U.S. employees. Please disclose a roll forward of your insurance claims for each year presented. The roll forward should include the amount of incurred claims, any changes in the provision for prior year events, and the amount of payments made.

Kenneth J. Kay
Las Vegas Sands Corp.
June 22, 2012
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Assistant Director at (202)551-3852 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief